

October 5, 2010

David I. Chemerow
Chief Financial Officer
Rentrak Corporation
7700 NE Ambassador Place
Portland, Oregon 97220

> **Re:** **Rentrak Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed on June 14, 2010**
> **File No. 000-15159**

Dear Mr. Chemerow:

We have reviewed your response letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition, page 38

1. We note your response to our prior comment two. Please revise your future filings to disclose a quantification of the amount of guaranteed minimum revenue recognized during the current and prior two years, that these arrangements relate to individual titles, that the amounts are nonrefundable, and your basis as to why it is appropriate to recognize these guaranteed minimum revenues on the street date rather than over the estimated life of the respective title similar to the disclosure provided in your response letter.

Advertising Expense, page 41

2.   We note your response to our prior comment four. Please revise future filings to disclose the amounts of unaccountable reimbursements recognized for each period presented.

Note 7. Acquisition of Nielsen EDI–Business, page 44

3.   We note your response to our prior comment five. Please revise your future filings to disclose how you determined that the global relationships intangible asset of $7.4 million resulting from the acquisition of Nielson EDI Limited has an indefinite useful life similar to the language provided in your response letter.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                                Sincerely,

                                                Lyn Shenk
                                                Branch Chief